U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utilitiy Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Katz               David                H.
     (Last)            (First)              (Middle)

     11077 North Torrey Pines Road
     (Street)

     La Jolla          California       92037
     (City)            (State)          (Zip)

2.   Issuer Name and Ticker or Trading Symbol:  Lidak Pharmaceuticals (LDAKA)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year:  January 1998

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer  (Check all applicable)

     /x /  Director                              /  /  10% Owner
     /x /  Officer (give title below)            /  /  Other (Specify below)
           President

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficiallly
          Owned

                       2. Transaction   3. Transaction   4. Securities Acquired
                       Date (Month/     Code (Instr. 8)  (A) or Disposed (D)
1. Title of Security   Day/Year)        Code         V   (Instr. 3, 4 and 5)
   (Instr. 3)                                            Amount  (A) or   Price
                                                                 (D)

Class A Common Stock     01/12/98       S                308,100  D      $4.04
Class B Common Stock     01/12/98       S                 70,200  D      $4.04
Class A Common Stock     01/12/98       J*               718,903  D
Class B Common Stock     01/12/98       J*               163,800  D

                       5. Amount of     6. Ownership     7. Nature of Indirect
                       Securities       Form: Direct     Beneficial Ownership
                       Beneficially     (D) or Indirect  (Instr. 4)
                       Owned at End     (I) (Instr. 4)
                       of Month
                       (Instr. 3 and 4)

     Class A Common Stock    80,000            D**    Incentive Stock Option
     Class A Common Stock 1,827,000            D**    Nonqualified Stock Option
     Class B Common Stock   375,000            D**    Nonqualified Stock Option
     Class A Common Stock   386,190            D      Class D. Warrant


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                         2. Conversions     3. Transaction  4. Transaction Code
1. Title of Derivative   or Exercise Price  Date (Month/    (Instr. 8)
Security (Instr. 4)      of Derivative      Day/Year)
                         Security



                         5. Number of         6. Date Exercisable and
                         Derivative Securitis Expiration Date (Month/Day/Year) Acquired (A) or
                         Disposed of (D)      Date Exercisable  Expiration Date
                         (Instr. 3, 4 and 5)

                         Amount  (A) or (D)



                         7. Title and Amount of Underlying Securities
                         (Instr. 3 and 4)

                         Title                  Amount or Number
                                                of Shares


                         8. Price of         9. Number of Derivative
                         Derivative Security Securities Beneficially
                         (Instr. 5)          Owned at End of Month
                                             (Instr. 4)



                         10. Ownership Form       11. Nature of Indirect
                         of Derivative Security:  Beneficial Ownership
                         Direct (D) or Indirect   (Instr. 4)
                         (I) (Instr. 4)


Explanation of Responses:

*Transfer of Class A Common Stock and Class B Common Stock into a Voting Trust Agreement dated January 12, 1998 between Reporting Person and HealthMed in a transaction more specifically described in the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on January 21, 1998.

**The disposition of the Class A and Class B Common stock underlying the options is subject to a Purchase Rights Agreement dated January 12, 1998 between Report-ing Person and HealthMed and filed as an exhibit with the Schedule 13D on January 21, 1998.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                            /s/ David H. Katz
                                            _____________________________
                                            Signature of Reporting Person